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                           PAHC HOLDINGS CORPORATION
                               65 Challenger Road
                       Ridgefield Park, New Jersey  07660
                              Tel: (201) 329-7300
                              Fax: (201) 329-7399


                                                                  April 13, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Attention:  H. Roger Schwall, Assistant Director
            Division of Corporation Finance

Re:     PAHC Holdings Corporation
        Amendment No. 1 to Registration Statement on Form S-4
        File No.  333-123614
        -----------------------------------------------------

Dear Mr. Schwall:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, PAHC Holdings Corporation, a Delaware corporation (the "Company"), hereby requests that the effective date of the Registration Statement referenced above be accelerated so that such Registration Statement may become effective at 10:00 a.m. on April 18, 2005 or as soon thereafter as practicable.

     In connection with the foregoing request, the Company acknowledges:

     (i) should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Securities and Exchange Commission
April 13, 2005
Page -2-



     (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   PAHC HOLDINGS CORPORATION


                                   By:   /s/  Richard G. Johnson
                                        --------------------------------------
                                        Name: Richard G. Johnson
                                        Title: Chief Financial Officer